U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB/12g
Amendment #2

General Form for Registration of Securities of Small Business Issuers Under Section 12 (g) of the Securities Exchange Act of 1934

East Coast Diversified Corporation
(Name of Small Business Issuer)

Nevada	55-0840109
(State of Incorporation)	(IRS Employer Identification Number)

445 Park Avenue, 9th Floor, New York, NY 10022
(Address of Principal Executive Offices including Zip Code)

212-307-3210
(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act of 1934:
None
(Title of Class)

Securities to be Registered Under Section 12(g) of the Act of 1934:
Common Stock, $.001 par value
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Some of the statements contained in this registration statement on Form 10-SB/A of East Coast Diversified Corp. discuss future expectations, contain projections of our plan of operation or financial condition or state other forward-looking information. In this registration statement, forward-looking statements are generally identified by the words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

-	the success or failure of management's efforts to implement the Company's plan of operation;
-	the ability of the Company to raise sufficient capital to meet operating expenses;
-	the ability of the Company to compete with other companies that have a similar plan of operation;
-	the effect of changing economic conditions impacting our plan of operation;
-	the ability of the Company to meet the other risks as may be described in future filings with the SEC.

Business Development
East Coast Diversified Corp. (the "Company") was incorporated under the laws of the State of Florida on May 27, 1994 under the name Plantastic Corp. The Company was formed for the purpose of purchasing and operating a tree farm and nursery. The Company was unsuccessful in this venture and in March 1997, the Company amended its articles of incorporation, reorganized its capital structure and changed its name to Viva Golf, USA Corp. The Company then acquired the assets of Viva Golf, USA Corp., a Delaware corporation, which consisted of a golf equipment marketing plan and other related assets. The Company unsuccessfully engaged in the business of golf club manufacturing and marketing and ceased those operations in 1998. In June 2003, the Company changed its name to East Coast Diversified Corp. from Lifekeepers International, Inc. and changed its domicile to Nevada. All of the share information has been adjusted for the one for twenty five share recapitalization adopted on July 18, 2003.

The description of business development under this subheading relates to the former business operations of East Coast Diversified Corp. from November 1998 until it ceased such business operations during 2001. East Coast Diversified Corp. is sometimes referred to as the Company or the "Registrant". Its plan of operation is to seek new business opportunities or enter into a business transaction, which is described under subheading "New Business of the Company".

Prior Plan of Operation

From November 1998 until the Company ceased its business operations during 2001, the Company's business plan was to provide reliable and affordable ultrasound and diagnostic testing for stroke, aneurysm, arterial disease, osteoporosis, cholesterol/glucose and prostate cancer using mobile units for corporate, retail, club, church, non-profit and other groups and customers pursuant to appointments. The business objective was to provide services related to a preventive medicine approach to healthcare. The Company believed that with the steadily increasing number of people reaching 45 years of age and older and with the continued increasing emphasis on preventive medicine, we were positioned for growth in our market. Our primary objective was to expand our business operations and to achieve a presence in the southeastern markets of the United States.

The Preventive Health Care Market

The market for preventive health care services includes approximately 95 million adults over the age of 40. Our plan was to pre-book appointments for our preventive health care services for corporate, retail, club, church, non-profit and other groups and customers. We had anticipated that the strong interest in, and the practice of, preventive medicine, combined with the convenience and affordability of our testing services would provide an increasing demand for our testing services. The market for preventive health care services was considered stable for certain institutional group customers, such as corporations and retail facilities; but seasonal for customers such as clubs, churches and non-profit organizations.

Competition in the Preventive Health Care Market

The market for diagnostic testing services is highly competitive and fragmented. We competed with many other companies providing diagnostic testing, via both mobile and fixed site locations. Many of these companies were well-established and had existing operations in diagnostic testing markets. Many of these competitors possessed greater financial, marketing, technical, personnel and other resources than those of our Company. Our financial and human resources were limited in comparison to those of many of our competitors. Our competitive limitations prevented us from fulfilling our expansion plan and plan of operation.

We had planned to compete with our competitors by utilizing higher quality equipment generally accepted by the medical community, as well as utilizing medically accepted testing protocols developed and monitored by an in-house medical doctor. Additionally, we had planned to have staff physicians, generally consisting of cardiac or thoracic physicians, to read and analyze the results from the tests we performed. The Company believed that many, if not most, of our competitors did not utilize these standards and protocols at the time.

Marketing of Preventive Health Care Services

We planned to market our services in various ways in order to build and maintain our customer base, including use of marketing teams; newspaper, radio, direct mail; customer referrals, physician referrals and other medical resources; and third party referrals.

We planned to offer ultrasound diagnostic tests, via mobile units pursuant to pre-booked appointments. Each mobile unit would have been equipped with a ultrasound imaging machine, a computer with diagnostic software, a TV with built-in VCR, tables chairs, beds, screens and other related equipment and supplies. We had designed unique racking and mobility platforms to enable rapid deployment and set-up of the diagnostic facilities at virtually any customer site. The technology we planned to utilized to perform our tests has been used and we believe was proven in hospitals and clinics throughout the United States. We planned to use diagnostic equipment from Hewlett Packard's ImagePoint Hx applications, the than newest edition and leading diagnostic ultrasound equipment. Improvements in computer technology and software combined with modern ultrasound technology we believed would have provided us with accurate and reliable test results.

Our business plan was to staff each mobile unit with three or four persons, consisting of one or two certified sonographers plus two other testing personnel. These mobile units had the ability to process 1,000 patients per month on a 40 hour work week basis, averaging two screenings per patient. Our plan of operation was to expand to 12 or more hours a day and up to 7 days a week, depending on the demand for our services.

The Company was not successful in pursuing the business of providing preventive health care services.

New Business of the Company

The Company incurred significant losses pursuing its former business operations and the Company believed that these losses would continue and would even possibly increase. As a result, it was determined that it was in the Company's best interests to discontinue its preventive health care service operations. The Company did not believe that it could continue to sustain operating losses and secure enough funding to finance these operations. The Company determined that the discontinuation of these operations would permit it to reallocate its limited resources to seeking new business opportunities, which efforts the Company believes to be in the best interest of the shareholders.

Following the discontinuation of its preventive health care service operations in 2001, the Company had no source of funding to pay for its limited operating expenses. As of the date of filing this amended registration statement,  the Company's present management has paid a total of $7,015 of our expenses principally consisting of accounting fees, fees related to our continued corporate existence and related administrative costs.

Business Objective

As the result of the discontinuation of our preventive health care service operations, we have no present operations. As a result we have redirected our efforts and limited resources to seeking potential new business opportunities or business transactions with other companies. We do not intend to limit ourselves to a particular industry and have not established any particular criteria upon which we shall base our determination to consider and proceed with a business opportunity.

Our management owns 1,508,800 restricted shares of common stock or 57.23% of our issued shares. If we pursue our plan of acquiring another business or other business opportunity, management would have substantial flexibility in identifying and selecting a prospective business and the Company would not be obligated nor does management intent to seek pre-approval by our unaffiliated shareholders of any acquisition of an interest in a new business opportunity. Under the laws of the State of Nevada, the consent of holders of a majority of the issued and outstanding shares, acting without a shareholders meeting, can approve an acquisition of a new business.

As a result, we would be entirely dependent on the judgment of management in connection with the target company selection process. In evaluating a prospective business opportunity, we would consider, among other factors, the following: (i) costs associated with effecting a transaction; (ii) equity interest in and opportunity to control the prospective candidate, if any; (iii) growth potential of the candidate; (iv) experience and skill of the candidate's management and other personnel; (v) capital requirements of the acquired business; (vi) the prospective candidate's competitive position; (vii) stage of development of the the business opportunity; (viii) degree of current or potential market acceptance of the business, its products or services; (ix) proprietary assets; (x) the availability of audited financial statements of any potential business opportunity; and (xi) the regulatory environment that may be applicable to any prospective business.

The foregoing criteria are not intended to be exhaustive and any evaluation relating to the merits of any business opportunity would be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting prospective new business opportunities. In connection with an evaluation of a prospective or potential business opportunities, management, with the possible assistance of an independent investment banking firm, or third party consultants, may consider to conduct a due diligence review.

The time and costs required to pursue new business opportunities or to seek to acquire other businesses, which includes negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable Federal securities laws and state "blue sky" and corporation laws, have not been ascertained with any degree of certainty, and may be extensive.

Management does not intend to devote full time the the Company, but does intend to devote an appropriate portion of its time to our affairs and, accordingly, the length of time required for the pursuit and negotiations related to any new business opportunities is uncertain. However, management will devote such time as it deems reasonably necessary to carry out our business affairs including our pursuit of business opportunities necessary to commence operations, although no assurance can be made that we will be successful in our efforts. We cannot project the percentage of management time that it will actually devote to the Company's business and affairs. See the discussion under "Business Experience of Management" below.

If we decide to enter into a business combination, Federal and state tax laws and regulations have a significant impact upon the structuring of a business combination. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us and our shareholders. There can be no assurance that the Internal Revenue Service or state tax authorities will ultimately agree with our tax treatment of a potential business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately disagree with our proposed tax treatment and in fact prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to us and our shareholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a potential business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Following the effective date of this registration statement under the Exchange Act we will became a reporting company under the Exchange Act. We will become subject to the reporting requirements under the Exchange Act, including the requirement to file Quarterly Reports and Annual Reports, with the SEC and such other reports as are required under the Exchange Act. Pursuant to Section 13 and 15(d) of the Exchange Act, in the event significant acquisitions take place, we will also be required to file reports with the SEC which will include certified financial statements for the acquired company covering the last two fiscal two years. Consequently, acquisition prospects that do not have or are unable to obtain the required certified financial statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

After the effective date of this registration statement, the Company will also be obligated to file with the SEC an Information Statement on Schedule 14C under the Exchange Act. Further, we would be required to include complete disclosure of an acquired company and its business, as well as audited financial statements of such acquired business, which Information Statement would be required to be mailed to our shareholders of record.

We may acquire a company or business by purchasing, trading or selling the securities of such company or business. However, we do not intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder.

Various impediments to an acquisition of a business or company or a merger may arise such as appraisal rights afforded to the shareholders of a prospective acquisition under the laws of the state under which the prospective business is organized. This may prove to be deterrent to a particular business combination.

Selection of a Target Business and Structuring of a Business Combination.

At present management owns 57.23% of our issued shares. As a result, management will have substantial flexibility in identifying and selecting a prospective target business. See  "Business Experience of Management" below as well as Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management" and Item  5, "Directors, Executive Officers, Promoters and Control Persons". We will be almost entirely dependent on the judgment of management in connection with the selection of a target business. In evaluating a prospective target business, we will consider, among other factors, the following: (i) costs associated with effecting a transaction; (ii) equity interest in and opportunity to control the prospective candidate, if any; (iii) growth potential of the candidate; (iv) experience and skill of management and availability of additional personnel; (v) capital requirements that may be necessary; (vi) the prospective candidate's competitive position; (vii) stage of development of the the business opportunity; (viii) degree of current or potential market acceptance of the business, its products or services; (ix) proprietary assets such intellectual property; (x) the availability of audited financial statements of any potential business opportunity; and (xi) the regulatory environment that may be applicable to any prospective business.

The foregoing criteria are not intended to be exhaustive and any evaluation related to the merits of a particular target business will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by management in connection with effecting a business transaction. In connection with its evaluation of a prospective target business, management, with the possible assistance of  an independent investment banking firm or third party consultants, anticipates that it will conduct a due diligence review which will encompass, among other things, meeting with incumbent management and inspection of their facilities, as well as a review of financial, legal and other information which will be made available to us.

The time and costs required to select and evaluate a target business (including conducting a due diligence review) and to structure and consummate the business combination (including negotiating relevant agreements and preparing documents for filing under the applicable securities laws) cannot presently be ascertained with any degree of certainty. Management intends to devote only a small portion of their time to the our affairs and, accordingly, consummation of a business combination may require a greater period of time than if our management devoted their full time to our affairs. However, management will devote such time as they deem reasonably necessary to carry out our business objective and affairs, including the evaluation of potential target businesses and the negotiation of a business combination. As a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a target business or are engaged in active negotiation of a business combination.

We anticipate that various prospective target businesses will be brought to our attention from various sources, including broker-dealers, investment bankers, venture capitalists and other members of the financial community and affiliated sources, including, possibly, our executive officers, directors and their affiliates. We may also engage the services of professional firms that specialize in finding business acquisition candidates, in which event we may agree to pay a finder's fee or other compensation. In no event will we pay a finder's fee or commission to management, or to any entity controlled by our management  directly or indirectly. We will not advertise nor utilize promoters to seek new business opportunities or prospective target businesses. We will not publish advertisements in financial or trade publications seeking potential business acquisitions.

As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target business and their respective shareholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately agree with our tax treatment of a particular consummated business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately disagree with our proposed tax treatment and in fact prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to us, the target business and their respective shareholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Conflicts of Interest

Management is not required to commit their full time to our affairs and it is likely that they will not devote a substantial amount of time to our affairs. As a result, the consummation of a business combination may require a greater period of time than if they would devote their full time to our affairs. However, our management may allocate such time as they deem reasonably necessary in their sole discretion  to conduct our business and affairs, including the evaluation of potential target businesses and the negotiation and consummation of a business combination. Our officers and directors may also serve from time to time as officers and directors of other reporting companies. See "Business Experiences of Management" below". As a result, the amount of time devoted to our business and affairs may vary significantly, depending upon, among other things, whether we have identified a target business or are engaged in active negotiation and consummation of a business combination. Management has not identified and is not currently negotiating a business combination. In the future, management may become associated or affiliated with entities engaged in business activities similar to those we intend to conducted, including seeking potential business combinations. In such event, management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of a corporation incorporated under the laws of the State of Nevada are required to present certain business opportunities to such corporation. Accordingly, as a result of multiple business affiliations, management may have similar legal obligations to present certain business opportunities to multiple entities. There can be no assurance that any conflicts will be resolved in our favor. Further, management does not intend, and the Company shall not enter into any transaction with any target business that is affiliated with management.

Business Experience of Management

Our present management, Messrs. Thomas J. Craft, Jr., Richard Rubin and Ivo Heiden, serve as our officers and directors. During the past five years, management has had experience in negotiating mergers, acquisitions and stock purchase agreements involving several different private operating companies. In connection with or upon completion of such transactions, they resigned their management positions. The following table sets forth business transactions management was involved during the last five years.

Company	Type and Date of Transaction	Subsequent Involvement
Fifth Avenue Acquisition I Corp.	Merger with PlanetLink Communications, Inc., an operating company, in July 2001. PlanetLink Communications, Inc. became the successor reporting company and is subject to quotation on the OTCBB.	Messrs. Craft, Rubin and Heiden resigned as officers and directors following the merger with PlanetLink.
Bio Standard Corporation	Merger with Nettel Holdings, Inc., an operating company, in May 2003. Nettel became the successor reporting company and is subject to quotation on the OTCBB.	Mr. Craft and Rubin resigned as officers and directors following the merger with Nettel.
Western Silver-Lead Corporation	Merger with Lexor Holdings Inc., an operating company, in September 2003. Lexor became the successor reporting company and is subject to quotation on the OTCBB.	Messrs. Craft, Rubin and Heiden resigned as directors following the merger with Lexor.

During the past five years, Messrs. Craft, Rubin and Heiden served as officers and/or directors of companies each of which entered into business combination transaction:
(i) PlanetLink Communications, Inc. - Messrs. Craft, Rubin and Heiden served as officers and directors of Fifth Avenue Acquisition I Corp., a reporting non-operating company. Messrs. Craft, Rubin and Heiden engaged an independent accounting firm on behalf of Fifth Avenue Acquisition I Corp. to audit the financial statements of this company and filed a registration statement on Form 10-SB/12g, which registration statement became effective in March 2001. Fifth Avenue Acquisition I Corp. entered into a business combination with PlanetLink Communications, Inc. in July 2001and PlanetLink became the successor operating reporting company. In August 2002, Messrs. Craft, Rubin and Heiden resigned as officers and directors.
(ii) Bio Standard Corporation - Messrs. Craft and Rubin were appointed officers and directors of Bio Standard Corporation, a reporting company, in February 2002. On or about that date, Bio Standard Corporation discontinued its operations as a real estate mortgage company and became a non-operating reporting company. This company entered into a business combination transaction with Nettel Holdings, Inc., a private operating company in May 2003. Messrs. Craft and Rubin resigned as officers and directors in May 2003 following the completion of the merger.
(iii) Western Silver-Lead Corporation - Messrs. Craft, Rubin and Heiden were elected to the board of directors at a special meeting of shareholders held in August 2002. This company entered into a business combination transaction with Lexor Holdings, Inc., an operating company in September 2003. Messrs. Craft, Rubin and Heiden resigned as officers and directors in September 2003 following the completion of the merger.

RISK FACTORS

The following important factors, among others, could cause actual results or plans to differ from those indicated in forward-looking statements made in this document.

LIMITED RESOURCES; NO PRESENT SOURCE OF REVENUES.
At present, we have no business operations and our business activities are limited to seeking potential business opportunities. Our historical financial information contained in this registration statement is of limited value to potential investors in evaluating any investment in our securities. Due to our limited financial and personnel resources, there is only a limited basis upon which to evaluate our prospects for achieving our intended business objective of a business combination. We have only limited resources and have no operating income, revenues or cash flow from operations. Our management is providing us with limited funding, on a as needed basis, necessary for us to continue our corporate existence, pay our audit fees, related administrative expenses and pursue our objective of new business opportunities, as well as funding the costs of becoming a reporting company under the Exchange Act. Our management has not agreed in writing to provide any interim financing for any period. In addition, we will not generate any revenues unless and until we enter into a new business or acquire an entity that generates revenues, of which there can be no assurance. There can be no assurance that any business that may be acquired by us will generate any material revenues from operations or operate on a profitable basis.

BROAD DISCRETION OF MANAGEMENT.
The filing of this amended registration statement on Form 10-SB/12g under the Exchange Act does not involve the offering of any securities. Investors will be entirely dependent on the broad discretion and judgment of management in connection with the selection of a prospective business, whether by acquisition or commencement of a new business operation. There can be no assurance that determinations ultimately made by our management will permit us to achieve our business objectives and plan of operation.

THERE IS NO ACTIVE MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP OR BE SUSTAINED
Our common stock is subject to quotation on the pink sheets. There has only been very limited trading activity in our common stock. There can be no assurance that a more active trading market will commence in our securities either before or following any new business transaction. Further, in the event that an active trading market commences, there can be no assurance as to the level of any market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

ABSENCE OF SUBSTANTIVE DISCLOSURE RELATING TO PROSPECTIVE BUSINESS; UNSPECIFIED INDUSTRY FOR NEW PROSPECTIVE BUSINESS OPPORTUNITIES; UNASCERTAINABLE RISKS
We have not yet identified any prospective business or industry in which we may seek to become involved and therefore there is no basis for shareholders to evaluate any possible merits or risks associated with potential new business opportunities or the particular industry in which we may ultimately operate. To the extent that we effect a business combination with a financially unstable company or an entity that is in its early stage of development or growth, we will become subject to numerous risks inherent in the business and operations of that financially unstable company. In addition, to the extent that we effect a business combination with an entity in an industry characterized by a high degree of risk, we will become subject to unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries that experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular new prospective business or industry, there can be no assurance that we will properly ascertain or assess all such risks or that subsequent events may not alter the risks that we perceive at the time of the consummation of any new business opportunity. There can be no assurance that any prospective business which we may enter into will ultimately prove to be more favorable to shareholders than any other investment opportunity available to them.

CONFLICTS OF INTEREST
Our officers and directors are not required to commit their full time to our affairs. Therefore, there may be a conflict of interest in allocating management time among their various business activities. However, our officers and directors will devote such time as they deem reasonably necessary, in their sole discretion, to conduct our business and affairs, including the evaluation of potential new business opportunities and the negotiation and consummation of a  business combination. As a result, the amount of time devoted to our business and affairs may vary significantly, depending upon, among other things, whether we have identified a new prospective business opportunity or are engaged in active negotiations. Due to our management's multiple business affiliations, management may have legal obligations to present certain business opportunities to multiple entities including the Company. There can be no assurance that any conflicts will be resolved in our favor.

COMPETITION
We expect to encounter intense competition from other entities seeking to pursue new business opportunities or business combinations. Many of these entities are well-established and have extensive experience identifying new prospective business opportunities or in effecting business combinations and possess far greater financial, technical, human and other resources than does the Company. Based upon our limited financial resources, we lack the resources compared to many of our potential competitors. There can be no assurance that we will have the ability to compete successfully in our business plan.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.
Pursuant to the requirements of Section 13 of the Exchange Act, following the effective date of this Form 10-SB/12g, we will be required to file quarterly reports on Form 10-QSB and annual reports on Form 10-KSB, which latter report must contain our audited financial statements on an annual basis. Further, as a reporting company under the Exchange Act, we will be required to disclose information about significant acquisitions and other material events on Form 8-K and within 60 days following any business combination we will be required to file a Form 8-K/A containing audited financial statements of the acquired company. While obtaining audited financial statements is typically the economic responsibility of the acquired company, it is possible that a potential target company is a private non-reporting company without audited financial statements. The additional time and costs that may be incurred to have an independent public accountant conduct an audit and prepare audited financial statements in compliance with SEC regulations may significantly delay or preclude consummation of an otherwise desirable business combination transaction. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the Company is subject to the reporting requirements of the Exchange Act.   Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to us in a timely manner in connection with a business combination transaction. In the event where audited financial statements are unavailable, we could be in position where we are not deemed current under the Exchange Act. In order for our shares of common stock to be eligible for quotation on the OTCBB, and to remain subject to quotation, of which there can be no assurance, the Company and any successor reporting company must remain current under the Exchange Act.

WE MAY REQUIRE ADDITIONAL FINANCING
Due to the fact that we have no revenues and no material business activities, we are entirely dependent upon the willingness of our officers and directors to fund the costs associated with compliance with the filing requirements under the Exchange Act, and other  administrative costs associated with our corporate existence. As of the date of this amended registration statement, management has paid $7,015 for accounting fees and other expenses related to the corporate existence. In fact, we are dependent upon the willingness of management  to provide services including the preparation of filings under the Exchange Act and being compensated in shares in lieu of cash compensation. We may not generate any revenues until the consummation of a business combination or the commencement of new business operations. We anticipate that we will have sufficient resources, however limited, to continue to pay accounting fees and other miscellaneous expenses that are required until we commence business operations or enter into a business combination. If management fails to provide  financing to the Company, it would have a material adverse affect on our ability to commence operations and pursue our business plan. We do not have any arrangements with any third party to provide financing and there can be no assurance that any such arrangement, if required, would be available on terms deemed to be commercially acceptable and in our best interests.

LIMITED DOCUMENTATION OF PAST CORPORATE ACTIONS
During certain periods from our inception through the discontinuation of our medical testing operation in 2001, the Company may not have properly documented all corporate actions. In addition, we may have had only limited internal corporate control procedures or mechanisms and those internal corporate control procedures which were in place during such periods may not have been properly maintained. As a result of this limited documentation of corporate actions, we may be unaware of corporate acts which may have a material adverse effect on our business, financial condition or results of operations.

STATE BLUE SKY REGISTRATION; POTENTIAL LIMITATIONS ON RESALE OF THE SECURITIES
The class of common stock to be registered under the Exchange Act has not been registered for resale under the Act or the "blue sky" laws of any state. The holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

It is the intention of the management following the consummation of a business combination or the commencement of a new business operation to seek coverage and publication of information regarding the Company in an accepted publication which permits a manual exemption. This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

DIVIDENDS UNLIKELY
We do not expect to pay dividends for the foreseeable future because we have no revenues or capital and any potential business operations or acquisition will require the use of our limited financial resources. The payment of dividends, if any, will be contingent upon our future revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our board of directors. It is our expectation that any future management following the commencement of a new business or consummation of a business combination will determine to retain all earnings, if any, for use in the future business operations and accordingly, we do not anticipate that the Company will declare any dividends in the foreseeable future.

POSSIBLE ISSUANCE OF ADDITIONAL SECURITIES
Our Articles of Incorporation authorize the issuance of 74,000,000 shares of common stock, par value $0.001 and 1,000,000 shares of preferred stock, par value $0.001. At the date of filing this amendment to the registration statement on Form 10-SB/12g/A, we have issued 2,636,162 shares of common stock and no preferred shares. We may issue additional shares of common stock in consideration for legal and consulting services as well as additional shares in connection with our intent to pursue new business opportunities or to enter into a business combination. To the extent that additional shares of common stock are issued, our shareholders would experience dilution of their respective ownership interests in the Company. If we issue shares of common stock in connection with any new business opportunity or combination, a change in control of the Company may occur. This may affect, among other things, our ability to utilize net operating loss carry forwards, if any. The issuance of additional shares of common stock may adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

COMPLIANCE WITH PENNY STOCK RULES
Our securities will initially be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, since the price of our shares of common stock is less than $5. Unless our common stock is otherwise excluded from the definition of "penny stock," the penny stock rules apply with respect to that particular security. The penny stock rules require a broker-dealer prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements, if applicable, could additionally limit the level of trading activity for our common stock and could make it more difficult for investors to sell our common stock.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

The following discussion of the Company's plan of operation contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use of words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward-looking statements in other materials we release to the public.

Overview
All our current activities are related to seeking a new business opportunity or business combination and we will use our limited personnel and financial resources in connection with such activities. It may be expected that entering into a new business opportunity or business combination will involve the issuance of restricted shares of common stock. At the date filing of this amended registration statement on Form 10-SB/12g/A, we have no cash or other liquid assets.

Results of Operations for the Three-Month Periods Ended July 31, 2003 and 2002

During three-month period ended July 31, 2003 and 2002, the Company had no revenues. The Company had operating expenses of $25,396 during the three-month period ended July 31, 2003 compared to operating expenses of $16,563 during the same period in the prior year. The higher operating expenses during the first quarter ending July 31, 2003 were mainly due to expenses related to professional fees associated with being a public company.

Liquidity and Capital Resources

At July 31, 2003 and 2002, we had no assets and total current liabilities of $39,672 and $92,358, respectively. Our current liabilities decreased due to the conversion of debt into equity by our officer. See note 2 of the Notes to the Financial Statements. Our accumulated deficit at July 31, 2003 and 2002 was $2,022,333 and $1,943,019, respectively.

During the three-month period ended July 31, 2003, we had cash flow from financing activities of $5,515, which funds were received from management through the issuance of a convertible note.

We have been dependent upon interim funding by our management to pay our operating and administrative expenses. We have no written finance agreement with our management to continue to advance funding to pay these expenses.

We may seek to raise capital through the sale of debt or equity securities as part of our plan of operation to seek new a business opportunity or business combination. We have no agreements to issue any debt or equity securities and cannot predict whether equity or debt financing will become available at terms acceptable to us, if at all.

We anticipate that in connection with the commencement of a new business opportunity or consummation of a business combination, we will issue a substantial number of additional restricted shares or other securities. If such additional securities are issued, our shareholders will experience a dilution in their ownership interest in the Company. If a substantial number of shares are issued in connection with a business combination, a change in control may be expected to occur.

Our inability to borrow funds or raise funds through the issuance of debt or equity securities at acceptable terms may have a material adverse effect on our financial condition and future prospects, including the ability to effect a business combination.

Results of Operations for the Years Ended April 30, 2003 and 2002

During fiscal year 2003 and 2002, the Company had no revenues. The Company discontinued its operations during fiscal year ended April 30, 2002. The Company had operating expenses of $66,250 during fiscal year 2003, compared to operating expenses of $186,065 during fiscal year 2002. The higher operating expenses in fiscal year 2002 were mainly due to expenses related to the discontinuation of its operations.

Liquidity and Capital Resources

At April 30, 2003 and 2002, we had no assets and total liabilities of $144,564 and $74,764, respectively. Our current liabilities increased from $8,764 at April 30, 2002 to $12,564 at April 30, 2003. Our accumulated deficit at April 30, 2003 and April 30, 2002 was $1,995,225 and $1,925,425, respectively.

During the year 2002, we raised $48,000 from two private investors through the issuance of 720,000 restricted shares. We did not raise any funds during fiscal year 2003.

We have been dependent upon interim funding by our management to pay our operating and administrative expenses. We have no written finance agreement with our management to continue to advance funding to pay these expenses.

We may seek to raise capital through the sale of debt or equity securities as part of our plan of operation to seek new a business opportunity or business combination. We have no agreements to issue any debt or equity securities and cannot predict whether equity or debt financing will become available at terms acceptable to us, if at all.

We anticipate that in connection with the commencement of a new business opportunity or consummation of a business combination, we will issue a substantial number of additional restricted shares or other securities. If such additional securities are issued, our shareholders will experience a dilution in their ownership interest in the Company. If a substantial number of shares are issued in connection with a business combination, a change in control may be expected to occur.

Our inability to borrow funds or raise funds through the issuance of debt or equity securities at acceptable terms may have a material adverse effect on our financial condition and future prospects, including the ability to effect a business combination

ITEM 3. DESCRIPTION OF PROPERTY

Our corporate office is located at 445 Park Avenue, 9th Floor, New York, NY 10022, which space is  provided to us on a rent-free basis by our principals, who are our sole officers and directors. We issued 240,000 restricted shares to an entity that is beneficially owned by Messrs. Craft, Heiden and Rubin, which was recorded as an expense of $48,000 during the fiscal year ended April 30, 2002. This expense included a nominal amount not exceeding $100 per month, for our office use. These facilities consist of approximately 300 square feet of executive office space, which facilities are rented from an unaffiliated third party. It is anticipated that this arrangement will remain until we find a new business opportunity or consummate a business combination. Our office space is sufficient for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below discloses any person (including any "group") who is known to the Company to be the beneficial owner of more than five (5%) percent of the Company's voting securities. As of July 31, 2003, the Company had 2,636,162 common stock issued. All of the share information has been adjusted for the one for twenty five share recapitalization adopted on July 18, 2003.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Thomas J. Craft, 445 Park Avenue, 9th Fl., New York, NY 10022	511,520 shares(1)	19.40%
Common Stock	Richard Rubin, 445 Park Avenue, 9th Fl., New York, NY 10022	511,520 shares(1)	19.40%
Common Stock	Ivo Heiden, 445 Park Avenue, 9th Fl., New York, NY 10022	485,760 shares(1)	18.45%
Common Stock	Regency Resources, Inc., 721 Fifth Avenue, New York, NY 10022	360,000 shares	13.66%
Common Stock	Yorktown Consultancy, 72 New Bond St. W1S1RR, London, UK	360,000 shares	13.66%
Common Stock	All officers and directors as a group (3 people)	1,508,800 shares	57.23%
(1) Includes 271,520 shares, 271,520 shares and 245,769 owned of record and beneficially by Messrs. Craft, Rubin and Heiden, respectively, and 240,000 shares owned beneficially by each of Messrs. Craft, Rubin and Heiden.

To the knowledge of the Company, there are no arrangements which may result in a change in control of the Company. However, in the event that the Company enters into a business combination with an operating entity, it may be expected that it will experience a change in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

At present, we have three officers and directors. We may elect one or more additional directors and appoint additional officers in connection with our intent to pursue new business opportunities or entering into a business combination. Our directors are elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified. The following table sets forth the name, age and position held with respect to our present directors and executive officers:
Name	Age	Positions
Thomas J. Craft, Jr.	38	President and Director
Richard Rubin	62	Secretary and Director
Ivo Heiden	37	Vice President and Director

Mr. Craft is an attorney practicing law under the laws of the State of Florida, with offices in Palm Beach County, FL. From 1996 through 2001, Mr. Craft served as the corporate secretary and a director of GlobeTel Communications, Inc., a public company with headquarters in Miami, FL.  From October 2000 until August 2001, Mr. Craft served as an officer and director of Fifth Avenue Acquisition I Corp., and resigned in connection with a business combination with PlanetLink Communications, Inc. Mr. Craft became an officer and director of Nettel Holdings, Inc., a reporting company, in February 2002 and resigned as officer and director in May 2003 in connection with a business combination. In November 2002, Mr. Craft became a director of American International Industries, Inc.  Mr. Craft served as a director of Lexor Holdings, Inc., formerly Western-Silver-Lead Corporation, a public company, from August 2002 to September 2003, resigning in connection with a business combination.

During the past five years, Mr. Rubin has been engaged in the business of providing corporate securities consulting services to public companies. From October 2000 until August 2001, Mr. Rubin served as an officer and director of Fifth Avenue Acquisition I Corp., and resigned in connection with a business combination with PlanetLink Communications, Inc. Mr. Rubin also became an officer and director of Nettel Holdings, Inc., a reporting company, in February 2002 and resigned as officer and director in May 2003 in connection with a business combination. Mr. Rubin served as a director of Lexor Holdings, Inc., formerly Western-Silver-Lead Corporation, a public company from August 2002 to September 2003, resigning in connection with a business combination.

During the past five years, Mr. Heiden has been engaged in the business providing corporate securities consulting services to public and private companies. From October 2000 until August 2001, Mr. Heiden served as an officer and director of Fifth Avenue Acquisition I Corp., and resigned in connection with a business combination with PlanetLink Communications, Inc. Mr. Heiden served also as a director of Lexor Holdings, Inc. formerly Western-Silver-Lead Corporation, a public company from August 2002 to September 2003, resigning in connection with a business combination.

The Company is subject to the reporting requirements of the Exchange Act. As a result, officers, directors and 5% shareholders are obligated to file reports under Section 16(a). All officers and directors have filed Form 3 pursuant to Section 16(a) Beneficial Ownership Reporting Compliance.

ITEM 6. EXECUTIVE COMPENSATION.

The following table contains the executive compensation to the chief executive officer of the Company for the periods set forth below. No executive compensation was paid during the fiscal year 2001. Each of our officers/directors received non-cash compensation of $22,000 during the fiscal years ended April 30, 2002 and 2003.

Summary Compensation Table
					Long Term
		Annual Compensation			Compensation Awards

				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
		Salary	Bonus	Compensation	Award(s)	Options	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

Thomas J. Craft, Jr. (1)	2003	---	---	22,000	---	---	---
President and Director	2002	---	---	22,000	---	---	---
Richard Rubin (1)	2003	---	---	22,000	---	---	---
Secretary and Director	2002	---	---	22,000	---	---	---
Ivo Heiden (1)	2003	---	---	22,000	---	---	---
Vice President and Director	2002	---	---	22,000	---	---	---

(1) Messrs. Craft's, Rubin's and Heiden's non-cash compensation is accrued at the rate of $22,000 per annum. On July 18, 2003, subsequent to the fiscal year ended April 30, 2003, Messrs. Craft, Rubin and Heiden converted each $44,000 in accrued non-compensation into 220,000 shares of restricted shares.

The Company has no employment agreement with any of its officers and directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the last two years, to the knowledge of the Company, there was no person who had or has a direct or indirect material interest in any transaction or proposed transaction to which the Company was or is a party. Transactions in this context relate to any transaction which exceeds $60,000.

ITEM 8. DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 75,000,000 shares. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of our certificate of incorporation and by-laws, copies of which are filed herewith.

Common Stock
Our Articles of Incorporation authorize the issuance of 74,000,000 shares of common stock, par value $.001. Our Certificate Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends
Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to a business combination transaction.

Undesignated Preferred Stock
Our Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, par value $.001, and vest in the Company's board of directors the authority to establish series of unissued preferred shares by the designations, preferences, limitations and relative rights, including voting rights, of the preferred shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the board of directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation.

The board of directors is authorized, without further action by our shareholders, to provide for the issuance of preferred shares and any preferred shares so issued would have priority over the common stock with respect to dividend or liquidation rights. Any issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred shares nor adopt any series, preferences or other classification of its preferred shares.

Transfer Agent
The transfer agent for the Company's shares of common  stock is Florida Atlantic Stock Transfer Co., 7130 Nob Hill Road, Tamarac, FL 33321.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A) Market Information
Our common stock is subject to quotation on the pink sheets under the symbol "ECDV". Although our common stock has been quoted from time to time on the pink sheets, to the best knowledge of the Company, there has been no trading activity for approximately the past two years. The following table shows the high and low bid prices for the Company's common stock during the last two fiscal years as reported by the National Quotation Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions. The quotes below reflect a one for twenty five share recapitalization adopted July 18, 2003.
	High	Low
Fiscal Year 2002
Quarter ended July 31,	$0.0025	$0.0025
Quarter ended October 31,	$0.0025	$0.0025
Quarter ended January 31,	$0.0025	$0.0025
Year ended April 30,	$0.0025	$0.0025

Fiscal Year 2003
Quarter ended July 31,	$0.0025	$0.0025
Quarter ended October 31,	$0.0025	$0.0025
Quarter ended January 31,	$0.0025	$0.0025
Year ended April 30,	$0.0025	$0.0025

Fiscal Year 2004	$0.0025	$0.0025
Quarter ended July 31,	$0.0025	$0.0025
Quarter ended October 31, 2003	$0.0025	$0.0025
Quarter ended January 31, 2004	$0.0025	$0.0025
Oeruid ending February 19, 2004	$0.0025	$0.0025

At the time of filing of this amendment to our registration statement on Form 10-SB/12g/A, there is no active public trading market in the Company's common stock. There is no common stock that is subject to outstanding options or warrants to purchase common equity of the Company. There are currently 199,517 shares of common stock that could be sold pursuant to Rule 144(k) under the Act.

(B) Holders
As of the date of the filing of this amended registration statement on Form 10-SB/12g, there were approximately 895 beneficial shareholders of the Company's common stock as of February 20, 2004.

(C) Dividends
We have never paid any of dividends on our shares, have no funds from which to pay dividends and do not intend to pay dividends for the foreseeable future. Payment of dividends in the future will depend, among other things, upon our ability to generate earnings, our need for capital and its overall financial condition.

ITEM 2. LEGAL PROCEEDINGS.

Item 103 of Regulation SB requires disclosure if the Company or its officers, directors or affiliates are a party to any pending legal proceeding. There are no such proceedings and the Company and  its officers and directors are not aware of any threatened or pending litigation to which the Company is a party or which any of its property is the subject and which would have any material, adverse effect on the Company.

In response to a request from the NASD Compliance Unit, the Company agrees to voluntarily disclose certain proceedings against a former officer and director and registered representatives relating to a scheme from November 1999 to February 2000 relating to the pump-and-dump of Lifekeepers' securities as discussed below:

On February 8, 2000, the Securities and Exchange Commission announced a temporary trading suspension expiring on February 22, 2000, pursuant to Section 12(k) of the Exchange Act, of trading in the securities of Lifekeepers International, Inc., the predecessor. The Commission temporarily suspended trading in the securities of Lifekeepers because of questions about the accuracy and adequacy of publicly disseminated information concerning Lifekeepers' financial condition, projected financial condition and status of Lifekeepers' securities registration statements.

In August 2002, the Commission commenced an action for civil injunction against Jeffrey R. Senger, a registered representative, Brad Niremberg, a registered representative, and Norman F. Piatti, a former officer and director of Lifekeepers alleging that the defendants participated in a pump-and-dump scheme with respect to Lifekeepers' securities from approximately November 1999 through February 2000. Lifekeepers was not a party to this SEC action. The scheme involved public dissemination of false and misleading information about Lifekeepers' assets, projected revenues, profits and anticipated stock price. On February 27, 2003, Mr. Piatti consented without admitting or denying the allegations to permanent injunction against future violations of the anti-fraud provisions of the Securities Act and the Securities Exchange Act and barred Mr. Piatti from participation in any offer and sale of any Penny Stock. The Company has no knowledge of the disposition of the action against either Jeffrey R. Senger or Brad Niremberg. As noted in Item 1(a) above, there has been no active trading market in the Company's securities following the February 2000 trading suspension.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following information is given with regard to unregistered securities sold by the Company during the past three years, including the dates and amounts of securities sold; the persons or class of persons to whom we sold the securities; the consideration received in connection with such sales and if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received. All of the share information has been adjusted for the one for twenty five share recapitalization adopted July 18, 2003.

Date	Title	Shares Sold	Persons	Cash or Non Cash Consideration
11/14/2001	Common Stock	720,000 shares	CR Capital Services, Inc.	For professional services valued at $48,000
11/14/2001	Common Stock	360,000 shares	Regency Resources, Inc.	Private placement at $.0667 per share
11/14/2001	Common Stock	360,000 shares	Yorktown Consultancy	Private placement at $.0667 per share
11/28/2001	Common Stock	51,520 shares	Thomas J. Craft, Jr.	For services valued at $3,434
11/28/2001	Common Stock	51,520 shares	Richard Rubin	For services valued at $3,434
11/28/2001	Common Stock	25,760 shares	Ivo Heiden	For services valued at $1,719
11/28/2001	Common Stock	64,400 shares	Judy Douglas	For consulting services valued at $4,299
11/28/2001	Common Stock	20,000 shares	Nancy Caldarola	For consulting services valued at $1,330
11/28/2001	Common Stock	64,400 shares	Michelle G. Trico	For consulting services valued at $4,299
07/14/2003	Common Stock	220,000 shares	Thomas J. Craft, Jr.	Conversion of debt into equity at $.20
07/14/2003	Common Stock	220,000 shares	Ivo Heiden	Conversion of debt into equity at $.20
07/14/2003	Common Stock	220,000 shares	Richard Rubin	Conversion of debt into equity at $.20

The Company believes that the issuances and sale of the restricted shares were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any amounts if it is later determined that the person was not entitled to be indemnified by the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

Item 1. Financial Statements

Financial Statements for the three-month period ended July 31, 2003 and 2002

Accountants' Report

To the Board of Directors
East Coast Diversified Corporation
New York, New York

We have reviewed the accompanying balance sheets of East Coast Diversified Corporation as of July 31, 2003 and 2002, and the related statements of loss and accumulated deficit, cash flows, and changes in stockholders' equity for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of East Coast Diversified Corporation. These consolidated financial statements are prepared in accordance with the instructions for Form 10-QSB, as issued by the U. S. Securities and Exchange Commission, and are the sole responsibility of the Company's management.

A review consists of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, on November 20, 2001 the Company discontinued its operations, and has been inoperative since that time.

Kahn Boyd Levychin,
Certified Public Accountants

October 15, 2003

EAST COAST DIVERSIFIED CORPORATION
Balance Sheets (Unaudited)
July 31, 2003 and 2002
	2003	2002
Liabilities and Stockholders' Deficit
Current liabilities
Accounts and accrued expenses payable	$28,068	4,331
Notes payable, shareholder (Note 1)	5,515	82,500
Payroll taxes payable	6,089	$5,527
Total current liabilities	39,672	92,358

Total liabilities	39,672	92,358

Stockholders' deficit
Preferred stock ($.001 par value, 1,000,000 shares authorized, none outstanding)
Common stock, ($.001 par value; 74,000,000 shares authorized,
2,636,162 and 1,976,161 shares issued and outstanding respectively)	2,636	1,976
Additional paid-in capital	1,980,025	1,801,257
Accumulated deficit	(2,022,333)	(1,943,019)
Total stockholders' deficit	(39,672)	(92,358)
Total liabilities and stockholders' deficit	$-	$-

See accountants' review report, the notes to the financial statements, and the summary of significant accounting policies.

EAST COAST DIVERSIFIED CORPORATION
Statements of Loss and Accumulated Deficit (Unaudited)
For the Three-Months Ended July 31, 2003 and 2002
	2003	2002
Revenues	$-	$-
Operating expenses:
Officers' compensation	16,500	16,500
Professional fees	8,833	-
Miscellaneous expenses	63	63
Total operating expenses	25,396	16,563
Loss from operations	(25,396)	(16,563)

Other expenses
Interest expense	1,712	1,031
Total other expenses	1,712	1,031

Net loss	$(27,108)	$(17,594)
Accumulated deficit, beginning	(1,925,225)	(1,952,425)
Accumulated deficit, ending	(2,022,333)	(1,943,019)

Loss per weighted average share of common stock outstanding	$(0.02)	$(0.02)
Weighted average number of shares of common stock outstanding	$1,138,916	$1,038,481

See accountants' review report, the notes to the financial statements, and the summary of significant accounting policies.

EAST COAST DIVERSIFIED CORPORATION
Statements of Cash Flows (Unaudited)
For the Three Months Ended
July 31, 2003 and 2002
	2003	2002
Cash flows from operating activities:
Net loss	$(27,108)	$(17,594)
Changes in operating assets and liabilities:
Increase in accounts and accrued expenses payable	21,468	1,031
Increase in payroll taxes payable	125	63
Net cash used in operating activities	(5,515)	(16,500)

Cash flow from investing activities:
Net cash provided by (used in) investing activities	-	-

Cash flows from financing activities:
Proceeds from shareholder's note payable	5,515	16,500
Conversion of shareholders' debt to common stock	(132,000)	-
Conversion to common stock of shareholder's debt	132,000	-
Net cash provided by financing activities	5,515	16,500

Increase in cash and cash equivalents
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$-	$-

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$-	$-
Interest expense	$-	$-

See accountants' review report, the notes to the financial statements, and the summary of significant accounting policies.

EAST COAST DIVERSIFIED CORPORATION
Statements of Changes in Stockholders' Equity (Unaudited)
(Adjusted for 1 for 25 Stock Split)
For the Three Months Ended July 31, 2003 and 2002
			Additional
			Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance April 30, 2002	1,976,162	$1,976	$1,848,585	$(1,925,425)	$(74,764)
Net Loss for the period				(17,594)	(17,594)
Balance July 31, 2002	1,976,162	1,976	1,848,585	(1,943,019)	(92,358)

Balance April 30, 2003	1,976,162	$1,976	$1,848,585	$1,995,225	$(144,564)
Conversion of shareholders' debt into common stock	660,000	660	131,340		132,000
Net loss for the period				(27,108)	(27,108)
Balance, July 31, 2003	2,636,162	$2,636	$1,980,025	$(2,022,333)	$(39,672)

See accountants' review report, the notes to the financial statements, and the summary of significant accounting policies.

EAST COAST DIVERSIFIED CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

East Coast Diversified Corporation (the "Company") was organized on May 24, 1994, under the laws of the State of Florida under the name Plantastic Corp. Viva Golf Corporation acquired 100% of the issued and outstanding shares of common stock of the Company in exchange for 1,000,000 of its newly issued shares under an Agreement and Plan of Reorganization on October 22, 1998. After the reorganization, Viva Golf USA, Corporation amended its articles of incorporation on November 3, 1998, to change its name to Lifekeepers International, Inc.

The Company previously held an exclusive licensing agreement to market and distribute golf clubs and related accessories in the continental United States. After the reorganization, the Company changed its business plan to providing mobile non-intrusive medical testing such as ultra-sound screening and blood analysis diagnostic testing.

During the year 2001, the Company discontinued its operations, and has been inoperative since that time. On May 29, 2003 the Company changed its name from Lifekeepers International, Inc. to East Coast Diversified Corporation. The Company remained inoperative.

Cash equivalents

The Company considers certificates of deposit and other highly liquid investments purchased with maturities of ninety days or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

EAST COAST DIVERSIFIED CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - NOTES PAYABLE, SHAREHOLDER

Notes payable, shareholders are as follows:	2003	2002
$5,515 note payable to a shareholder which accrues interest at 10% per annum and is due April 30, 2004. The note is convertible into shares of common stock of the Company at the conversion price equal to the closing bid price of the shares on the date of conversion, but not less than the par value of $.001.	$5,515	$-
Three promissory notes of $27,500 each payable to the three officers of the Company. The notes totaled $82,500 and accrued interest at 5% per annum. The notes were converted into shares of common stock of the Company at a conversion price of $.008 in July 2003.	$-	$82,500
	$5,515	$82,500

NOTE 2. RELATED PARTY TRANSACTIONS

Convertible debt issued for services

The Company executed six notes totaling $132,000 as of April 30, 2003 to compensate three officers of the Company for serving as directors and officers. The terms of the note are detailed in Note 1. As of July 31, 2002 the note balances were $82,500. In July 2003 $132,000 of notes were converted into 660,000 shares of common stock at a conversion rate of $.20. The three officers were compensated $16,500 during each quarter.

NOTE 3. STOCKHOLDERS' EQUITY

On July 18, 2003 the Board of Directors of the Company resolved that articles of amendments be filed to the articles of incorporation of the Company to effect a 1 for 25 reverse recapitalization of the Company's authorized and issued and outstanding shares of common stock. In addition, the Board of Directors resolved that the Company shall have the authority to issue 74,000,000 shares of common stock, with a par value of $.001 and shall have the authority to issue 1,000,000 shares of preferred stock with a par value of $.001.

On July 31, 2003 the Company accepted the request of the shareholders of the Company to convert $132,000 of shareholder convertible notes into shares of the Company's common stock, at a conversion price of $.20.

NOTE 4. DISCONTINUED OPERATIONS

During the year 2001, the Company discontinued its operations, and, except for the payment of professional fees and officers' compensation, has been inoperative since that time.

Financial Statements for the years ended April 30, 2003 and 2002

Auditors' report

To the Board of Directors
East Coast Diversified Corporation
New York, New York

We have audited the accompanying balance sheets of East Coast Diversified Corporation as of April 30, 2003 and 2002, and the related statements of loss and accumulated deficit, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Coast Diversified Corporation as of April 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with principles generally accepted in the United States of America.

As discussed in the summary of significant accounting policies on November 20, 2001 the Company discontinued its operations, and has been inoperative since that time.

Kahn Boyd Levychin,
Certified Public Accountants

July 15, 2003

EAST COAST DIVERSIFIED CORPORATION
Balance Sheets
April 30, 2003 and 2002
	2003	2002
Liabilities and Stockholders' Deficit
Current liabilities
Payroll taxes payable	$5,964	$5,464
Accrued interest payable	6,600	3,300
Total current liabilities	12,564	8,764

Non-current liabilities
Notes payable to shareholders	132,000	66,000
Total liabilities	144,564	74,764

Stockholders' deficit
Preferred stock ($1 par value, 5,000,000 shares authorized, none outstanding)
Common stock, ($.001 par value; 50,000,000 shares authorized,
49,404,046 shares issued and outstanding)	49,451	49,451
Additional paid-in capital	1,801,257	1,801,257
Accumulated deficit	(1,995,225)	(1,925,425)
Total stockholders' deficit	(144,564)	(74,464)
Total liabilities and stockholders' deficit	$-	$-
The auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

EAST COAST DIVERSIFIED CORPORATION
Statements of Loss and Accumulated Deficit
For the Years Ended April 30, 2003 and 2002
	2003	2002
Revenues	$-	$-
Operating expenses
Officers' compensation	66,000	66,000
Common stock issued for professional services, officers		56,587
Common stock issued for professional services, others		9,920
Professional fees		16,755
Bad debts		17,254
Depreciation		7,527
Office expense		6,940
Miscellaneous expenses	250	5,082
Total operating expenses	66,250	186,065
Loss from operations	(66,250)	(186,065)

Other expenses
Loss from abandonment of fixed assets		326,603
Interest expense	3,550	3,675
Total other expenses	3,550	330,278

Loss before extraordinary item	(69,800)	(516,343)
Extraordinary item - income from forgiveness of debt	-	182,959
Net loss	$(69,800)	$(333,384)
Accumulated deficit, beginning	(1,925,425)	(1,592,041)
Accumulated deficit, ending	(1,995,225)	(1,925,425)

Loss per weighted average share of common stock outstanding	$(0.00)	$(0.01)
Weighted average number of shares of common stock outstanding	$49,404,046	$25,962,019
The auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

EAST COAST DIVERSIFIED CORPORATION
Statements of Cash Flows
For the Years Ended
April 30, 2003 and 2002
	2003	2002
Cash flows from operating activities:
Net loss	$(69,800)	$(333,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on abandonment of fixed assets	-	326,603
Forgiveness of debt	-	(182,959)
Common stock issued for professional services	-	66,507
Depreciation	-	7,527
Increase in bad debts	-	17,254
Changes in operating assets and liabilities:
Decrease in security deposits	-	6,940
Decrease in accounts payable	-	(7,693)
Increase in payroll taxes payable	500	750
Increase in accrued interest payable	3,300	3,300
Net cash used in operating activities	(66,000)	(95,155)

Cash flows from financing activities:
Reclassification of shareholders' loans to additional paid-in capital	-	(444,372)
Reclassification to additional paid-in capital from shareholders' loan	-	444,372
Proceeds from sale of common stock	-	48,000
Increase in shareholders' notes payable	66,000	66,000
Repayments of shareholders' loans	-	(18,845)
Net cash provided by financing activities	66,000	95,155

Increase in cash and cash equivalents
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$-	$-

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$-	$-
Interest expense	$-	$-
See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

EAST COAST DIVERSIFIED CORPORATION
Statements of Changes in Stockholders' Equity (Deficit)
For the years ended April 30, 2003 and 2002
			Additional	Accumulated
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, beginning of year	7,464,046	$7,464	$1,285,318	$(1,592,041)	$(299,259)
Canceled shares	(1,000,000)	(1,000)			(1,000)
Sale of common stock	18,000,000	18,000	30,000		48,000
Common stock issued for services	24,940,000	24,940	41,567		66,507
Officers loans forgiven and
transferred to additional paid-in capital			444,372		444,372
Net loss for the year				(333,384)	(333,384)
Balance, April 30, 2002	49,404,046	$49,404	$1,801,257	$(1,925,425)	$(74,764)
Net loss for the year				(69,800)	(69,800)
Balance, April 30, 2003	49,404,046	$49,404	$1,801,257	$(1,995,225)	$(144,564)
See auditors' report, the summary of significant accounting policies, and the accompanying notes to the financial statements.

EAST COAST DIVERSIFIED CORPORATION
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

East Coast Diversified Corporation (the "Company") was organized on May 24, 1994, under the laws of the State of Florida under the name Plantastic Corp. Viva Golf Corporation acquired 100% of the issued and outstanding shares of common stock of the Company in exchange for 1,000,000 of its newly issued shares under an Agreement and Plan of Reorganization on October 22, 1998. After the reorganization, Viva Golf USA, Corporation amended its Certificate of Incorporation on November 3, 1998, to change its name to Lifekeepers International, Inc.

The Company previously held an exclusive licensing agreement to market and distribute golf clubs and related accessories in the continental United States. After the reorganization, the Company changed its business plan to providing mobile non-intrusive medical testing such as ultra-sound screening and blood analysis diagnostic testing.

During the year 2001, the Company discontinued its operations, and has been inoperative since that time. On May 29, 2003, the Company changed its name to East Coast Diversified Corporation.

Cash equivalents

The Company considers certificates of deposit and other highly liquid investments purchased with maturities of ninety days or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

EAST COAST DIVERSIFIED CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - NOTES PAYABLE, SHAREHOLDERS

Notes payable, shareholders represents 6 promissory notes of $22,000 each payable to 3 of the Company's officers. The notes total $132,000 and accrue interest at 5% per annum, and are due and payable July 31, 2003. The notes are convertible into shares of common stock of the Company at the conversion price equal to the closing bid price of the shares on the date of conversion, but not less than the par value of $.001. The notes are convertible at the discretion of the note holders. The balance of the notes at April 30, 2003 and 2002 were $132,000 and $66,000 respectively. The notes were executed to compensate three officers of the Company for serving as directors and officers.

NOTE 2 - RELATED PARTY TRANSACTIONS

Common stock issued for services

Common stock issued for services have been recorded using the fair market value of the services rendered. The value of these shares was charged to expense. In November 2001, the Company issued 24,940,000 shares of the Company's common stock as compensation for services rendered to the Company valued at $66,507. Of this amount 21,220,000 shares valued at $56,587 were issued to officers of the Company.

Convertible debt issued for services

The Company executed six notes totaling $132,000 to compensate three officers of the Company for serving as directors and officers. The terms of the note are detailed in Note 1. The three officers are compensated at a rate of $22,000 each per annum, for a total of $66,000 per annum.

Shareholder debt converted to additional paid-in capital

In April 2002, $444,372 of shareholder loans were converted into additional paid-in capital.

NOTE 3 - STOCKHOLDERS' EQUITY

Preferred stock

The Company had 5,000,000 shares authorized of preferred stock. To date, no rights and preferences have been established for these shares. On July 31, 2003 the Company changed the number of authorized preferred stock to 1,000,000 shares.

Common stock

The Company had 50,000,000 shares authorized of common stock. On May 29, 2003 the Company increased its authorized shares of common stock from 50,000,000 to 2,000,000,000.

Sale of common stock

In November of 2001 the Company sold 18 million restricted shares of common stock for $48,000 to two private investors.

NOTE 4 - DISCONTINUED OPERATIONS

During the year 2001, the Company discontinued its operations. In connection with the discontinuance of its operations the Company incurred a loss of $326,603 in connection with the abandonment of its fixed assets. In addition the Company recorded an extraordinary item of $182,959 related to income from forgiveness of debt, of which $77,859 represents vendor accounts payable and $105,100 represents shareholder loans.

NOTE 5 - SUBSEQUENT EVENTS

On July 18, 2003 the Board of Directors of the Company resolved that articles of amendment would be filed to the Certificate of Incorporation of the Company to effect a 1 for 25 reverse recapitalization of the Company's authorized and issued and outstanding shares of common stock. In addition the Board of Directors resolved that the Company shall have the authority to issue 74,000,000 shares of common stock, with a par value of $.001. In addition the Company shall have the authority to issue 1,000,000 shares of preferred stock with a par value of $.001.
On July 14, 2003 the Company accepted the request of the holders of the notes issued by the Company to convert $132,000 of shareholder convertible notes into shares of the Company's common stock, at a conversion price of $.001 (see Note 1).

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit No.	Description
3(i)	Articles of Incorporation, filed as an exhibit with the Registrant's Form 10-SB/12 on August 6, 2003.
3(ii)	Bylaws, filed as an exhibit with the Registrant's Form 10-SB/12 on August 6, 2003.
23	Consent of Accountants, filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004

East Coast Diversified Corporation
By: Richard Rubin, Secretary and Director
/s/ Richard Rubin

East Coast Diversified Corporation
By: Ivo Heiden, Vice President and Director
/s/ Ivo Heiden